Filed by Kayne Anderson Energy Total Return Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

Fund Advisors

Kayne Anderson Announces Adjournment of Special Meetings of

Stockholders of Kayne Anderson Energy Total Return Fund and Kayne

Anderson Energy Development Company

Houston, TX – July 17, 2018 – KA Fund Advisors, LLC (“Kayne Anderson”), which serves as the adviser to Kayne Anderson Energy Total Return Fund, Inc. (the “Fund”) (NYSE: KYE) and Kayne Anderson Energy Development Company (the “Company”) (NYSE: KED), announced today that the Special Meeting of Stockholders of KYE and the Special Meeting of Stockholders of KED have been adjourned to July 31, 2018 at 8:30 a.m. Central Time. The meetings will take place at the offices of Kayne Anderson at 811 Main Street, 14th Floor Houston, TX 77002.

KYE stockholders are being asked to vote on the reorganization of KYE with and into Kayne Anderson Midstream/Energy Fund, Inc. (NYSE: KMF), and KED stockholders are being asked to vote on the reorganization of KED with and into Kayne Anderson MLP Investment Company (NYSE: KYN). All KYE and KED stockholders of record at the close of business on May 21, 2018 are entitled to vote at the meetings. Stockholders may vote their shares via the internet, by telephone (for internet and telephone voting please follow the instructions on the proxy ballot), or by completing the proxy ballot received by mail and returning the proxy ballot in the postage-paid envelope included in the mailed proxy package.

More information regarding the reorganizations, including a “Frequently Asked Questions” document, can be found at www.kaynefunds.com.

The KMF and KYE joint proxy statement/prospectus, KYN and KED joint proxy statement/prospectus and any other materials filed by Kayne Anderson with the SEC can be obtained free of charge on the SEC’s website at www.sec.gov or on Kayne Anderson’s website at www.kaynefunds.com.

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Kayne Anderson Energy Total Return Fund, Inc. is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, whose common stock is traded on the NYSE. KYE’s investment objective is to obtain a high total return with an emphasis on current income by investing primarily in securities of companies engaged in the energy industry, principally including publicly-traded energy-related master limited partnerships and limited liability companies taxed as partnerships and their affiliates, and other companies that derive at least 50% of their revenues from operating assets used in, or providing energy-related services for, the exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining or marketing of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, coal or electricity.

Kayne Anderson Energy Development Company is a non-diversified, closed-end investment company registered under the Investment Company Act of 1940. KED’s investment objective is to generate both current income and capital appreciation primarily through equity and debt investments. KED will seek to achieve this objective by investing at least 80% of its net assets together with the proceeds of any borrowings (its “total assets”) in securities of companies that derive the majority of their revenue from activities in the energy industry, including: (a) Midstream Energy Companies, which are businesses that operate assets used to gather, transport, process, treat, terminal and store natural gas, natural gas liquids, propane, crude oil or refined petroleum products; (b) Upstream Energy Companies, which are businesses engaged in the exploration, extraction and production of natural resources, including natural gas, natural gas liquids and crude oil, from onshore and offshore geological reservoirs; and (c) Other Energy Companies, which are businesses engaged in owning, leasing, managing, producing, processing and sale of coal and coal reserves; the marine transportation of crude oil, refined petroleum products, liquefied natural gas, as well as other energy-related natural resources using tank vessels and bulk carriers; and refining, marketing and distributing refined energy products, such as motor gasoline and propane to retail customers and industrial end-users.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/